Filed pursuant to 424(b)(3)
Registration #333-50822

SUPPLEMENT NO. 25
DATED APRIL 4, 2002
TO THE PROSPECTUS DATED FEBRUARY 1, 2001
OF INLAND RETAIL REAL ESTATE TRUST, INC.

We are providing this Supplement No. 25 to you in order to supplement our prospectus and its supplements. This supplement, dated April 4, 2002 to our prospectus dated February 1, 2001, updates information in the "Real Property Investments," "Management's Discussion and Analysis of Our Financial Condition and Results of Operations" and "Plan of Distribution" sections of our prospectus. This Supplement No. 25 supplements, modifies or supersedes certain information contained in our prospectus, Supplement No. 24 dated March 11, 2002, Supplement No. 23 dated February 28, 2002, Supplement No. 22 dated February 21, 2002, Supplement No. 21 dated February 7, 2002 and Supplement No. 20 dated February 1, 2002 (which superseded Supplement No. 19 dated January 17, 2002, Supplement No. 18 dated January 3, 2002, Supplement No. 17 dated December 17, 2001, Supplement No. 16 dated December 6, 2001, Supplement No. 15 dated November 29, 2001, Supplement No. 14 dated November 20, 2001 and Supplement No. 13 dated November 1, 2001 (which superseded Supplement No. 12 dated October 29, 2001, Supplement No. 11 dated October 5, 2001, Supplement No. 10 dated September 20, 2001, Supplement No. 9 dated September 10, 2001, Supplement No. 8 dated September 5, 2001, Supplement No. 7 dated August 7, 2001 and Supplement No. 6 dated August 1, 2001 (which superseded Supplements No. 5 dated June 14, 2001, No. 4 dated May 21, 2001 and No. 3 dated May 1, 2001 (which superseded Supplements No. 1 and 2 dated February 28, 2001 and April 10, 2001, respectively)))) and must be read in conjunction with our prospectus and those supplements.

Real Property Investments

The discussion under this section, which starts on page 88 of our Prospectus, is modified and supplemented by the following information regarding properties that we may acquire.

Eisenhower Crossing, Macon, Georgia

On March 26, 2002, we acquired a newly constructed shopping center known as Eisenhower Crossing Phase II. We previously acquired Eisenhower Crossing Phase I on November 30, 2001. Eisenhower Crossing, Phase I and II, is located on approximately 88 acres and contains a total of 403,013 gross leasable square feet. The center is located at Eisenhower Parkway, in Macon, Georgia.

	Gross leasable area	Approximate acquisition cost

Phase I	300,006	$30,285,000
Phase II	103,007	13,200,000
Total	403,013	$43,485,000

We purchased Eisenhower Crossing Phase II from Faison-Sofram Partnership No. II, an unaffiliated third party. Our total acquisition cost, including expenses, was approximately $13,200,000. This amount may also increase by additional costs, which have not yet been finally determined. We expect any additional costs to be insignificant. Our acquisition cost is expected to be approximately $128 per square foot of leasable space.

We purchased this property with our own funds. However, we expect to place financing on the property at a later date.

In evaluating this property as a potential acquisition and determining the appropriate amount of consideration to be paid for the property, we considered a variety of factors including overall valuation of net rental income, location, demographics, tenant mix, quality of tenants, length of leases, price per square foot, occupancy and the fact that overall rental rates at the shopping center are comparable to market rates. We believe that this property is well located, has acceptable roadway access and will attract high-quality tenants. This property will be subject to competition from similar shopping centers within its market area, and its economic performance could be affected by changes in local economic conditions. We did not consider any other factors materially relevant to the decision to acquire this property.

We do not intend to make significant repairs and improvements to this property over the next few years. However, if we were to make any repairs or improvements, the tenants would be obligated to pay a substantial portion of any monies spent pursuant to the provisions of their respective leases.

Eisenhower Crossing Phase II was completed in 2002. The property is comprised of three single story, multi-tenant retail buildings and three outlot buildings. As of March 26, 2002, the property was approximately 86% occupied.

One tenant, Krogers (a grocery store) leases more than 10% of the total gross leasable area of the property. The lease with this tenant requires the tenant to pay base annual rent on a monthly basis as follows:
	Approximate gross leasable area leased	% of total gross leasable	Base rent per square foot per	Lease	term
Lessee	(Sq. Ft.)	area	Annum ($)	beginning	to

Kroger	54,139	13%	9.35	01/02	01/22

There are six successive five year options, each at the same base rent.

For federal income tax purposes, the depreciable basis in Phase II will be approximately $10,000,000. When we calculate depreciation expense for tax purposes, we will use the straight-line method. We depreciate buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

As of March 26, 2002, a total of 88,057 square feet was leased to fourteen tenants in Phase II. The following table sets forth certain information with respect to those leases:
	Approximate gross leasable area leased		Renewal	Current annual	Base rent per square foot
Lessee	(Sq. Ft.)	Lease ends	Options	rent ($)	per annum ($)

Hobby Town	5,000	02/07	1/5 yr.	107,500	21.50
Fantastic Sam	1,500	02/07	-	30,000	20.00
Nail Salon	1,400	03/07	1/5 yr.	35,000	25.00
Cingular Wireless	2,625	03/07	2/5 yr.	53,156	20.25
Radio Shack	2,800	03/07	2/5 yr.	50,400	18.00
Philly Connection	1,400	04/07	2/5 yr.	33,600	24.00
Andre's Liquor	1,000	05/07	-	20,000	20.00
Chinese Restaurant	1,400	05/07	1/5 yr.	36,400	26.00
Animal Hospital	1,500	06/07	-	30,000	20.00
Hair Salon	1,400	07/07	2/5 yr.	32,900	23.50
One Price Clothing	6,368	07/07	2/5 yr.	90,029	15.00
Faye's Gifts	5,600	09/07	1/5 yr.	92,400	16.50
Leslie Swimming Pools	2,275	10/07	3/5 yr.	40,950	18.00
Kroger	54,139	01/22	6/5 yr.	506,200	9.35
Vacant	14,950

The following table sets forth lease expirations for this property for the next ten years, assuming that no renewal options are exercised:
Year Ending	Number of Leases	Approx. GLA of Expiring Leases	Annual Base Rent of Expiring Leases	Total Annual Base Rent	Average Base Rent Per Square Foot Under Expiring Leases	Percent of Total Building GLA Represented By Expiring Leases	Percent of Annual Base Rent Represented By Expiring Leases
December 31,	Expiring	(Sq. Ft.)	($)	($)	($)	(%)	(%)

2002	-	-	-	1,163,449	-	-	-
2003	-	-	-	1,163,449	-	-	-
2004	-	-	-	1,185,327	-	-	-
2005	-	-	-	1,209,001	-	-	-
2006	-	-	-	1,217,742	-	-	-
2007	13	33,918	731,060	1,237,260	21.55	32.93	59.09
2008	-	-	-	506,200	-	-	-
2009	-	-	-	506,200	-	-	-
2010	-	-	-	506,200	-	-	-
2011	-	-	-	506,200	-	-	-

For purposes of the above table, the "total annual base rent" column represents annualized base rent. For purposes of this column, we made no assumptions regarding the re-leasing of expiring leases. Therefore, as each lease expires, no amount is included in this column for any subsequent year for that lease. In view of the assumption made with regard to total annual base rent, the percent of annual base rent represented by expiring leases may not be reflective of the expected actual percentages. This is not indicative of or a prediction of future actual results. It is the opinion of our management that the space for expiring leases will be re-leased at market rates existing at the time of the expiration of those leases.

We received an appraisal, which states that it was prepared in conformity with the Uniform Standards of Professional Practice of the Appraisal Institute by an independent appraiser who is a member of the Appraisal Institute. The appraisal reported a prospective market value for Eisenhower Crossing Phase II, as of February 1, 2002 of $13,500,000. Appraisals are estimates of value and should not be relied on as a measure of true worth or realizable value.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following new subsection is inserted at the end of this section on page 126 of our prospectus.

Recent Developments

We elected to extend our follow-on offering in all 50 states and in the District of Columbia until a date no later than February 1, 2003. We inadvertently failed to file an application to extend the offering for another year in the State of North Carolina. We have sold a total of 110,585.415 shares of our common stock since February 1, 2002 to residents of the State of North Carolina for gross proceeds of $1,105,854.15. Such sales may have violated the North Carolina Securities Act because the shares were not registered in North Carolina at the time of the sale. If such a violation is found to have occurred, each of the purchasers of such shares may have the right to require that we repurchase such shares at a price in cash equal to the consideration originally paid for the shares, plus interest from the date of their purchase, less the amount of any dividends received on the shares. Alternatively, if the shares are no longer owned by the purchaser, we may be required to pay in cash damages equal to the amount paid for the shares, less the amount of any dividends received on the shares and the value of the shares on the date the shares were sold, plus interest on the remainder from the date the shares were sold. Any liability which we may have as a result of such rescission claim would not have a material adverse effect on our financial condition. We have filed an application to extend the offering until a date no later than February 1, 2003 in the State of North Carolina. We have made rescission offers to all purchasers who are residents of the State of North Carolina who have purchased our shares since February 1, 2002.

Investment Objectives and Policies

Plan of Distribution

The subsection entitled "Plan of Distribution - General" on page 180 of our prospectus is modified and supplemented by the addition of the following paragraph at the end of the subsection.

General

We elected to extend our follow-on offering in all 50 states and in the District of Columbia until a date no later than February 1, 2003. We inadvertently failed to file an application to extend the offering for another year in the State of North Carolina. We have sold a total of 110,585.415 shares of our common stock since February 1, 2002 to residents of the State of North Carolina for gross proceeds of $1,105,854.15. Such sales may have violated the North Carolina Securities Act because the shares were not registered in North Carolina at the time of the sale. If such a violation is found to have occurred, each of the purchasers of such shares may have the right to require that we repurchase such shares at a price in cash equal to the consideration originally paid for the shares, plus interest from the date of their purchase, less the amount of any dividends received on the shares. Alternatively, if the shares are no longer owned by the purchaser, we may be required to pay in cash damages equal to the amount paid for the shares, less the amount of any dividends received on the shares and the value of the shares on the date the shares were sold, plus interest on the remainder from the date the shares were sold. Any liability which we may have as a result of such rescission claim would not have a material adverse effect on our financial condition. We have filed an application to extend the offering until a date no later than February 1, 2003 in the State of North Carolina. We have made rescission offers to all purchasers who are residents of the State of North Carolina who have purchased our shares since February 1, 2002.

The following new subsection is inserted at the end of this section on page 187 of our prospectus.

Update

As of January 31, 2001, we had sold 13,687,349 shares in our first offering resulting in gross proceeds of $136,454,948. In addition, we received $200,000 from our advisor for 20,000 shares. Inland Securities Corporation, an affiliate of our advisor, served as dealer manager of this offering and was entitled to receive selling commissions and certain other fees, as discussed further in our prospectus. As of January 31, 2001, we had incurred $11,588,024 of commissions and fees payable to Inland Securities Corporation, which results in our receipt of $125,066,923 of net proceeds from the sale of those 13,687,349 shares. As of January 31, 2001 the first offering terminated. Our current offering began February 1, 2001. As of March 28, 2002, we had sold 32,572,198 shares in our current offering resulting in gross proceeds of $323,827,883. Inland Securities Corporation also serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus. As of March 28, 2002, we had incurred $27,602,215 of commissions and fees payable to Inland Securities Corporation, which results in our receipt of $296,225,628 of net proceeds from the sale of those 32,572,198 shares. An additional 1,065,790 shares have been sold pursuant to our Distribution Reinvestment Program as of March 28, 2002, for which we have received additional net proceeds of $10,125,007. As of March 28, 2002, we had repurchased 201,704 shares through our Share Repurchase Program resulting in disbursements totaling $1,849,680. As a result, our net offering proceeds from both offerings total approximately $429,367,878 as of March 28, 2002, including amounts raised through our Distribution Reinvestment Program, net of shares repurchased through our Share Repurchase Program.

We also pay an affiliate of our advisor, which is owned principally by individuals who are affiliates of Inland, fees to manage and lease our properties. For the year ended December 31, 2001 and 2000, we have incurred and paid property management fees of $1,605,491 and $926,978, respectively. Our advisor was entitled to receive an annual asset management fee of not more than 1% of our average invested assets, to be paid quarterly until August 1, 2001. Thereafter, our advisor may receive an annual asset management fee of not more than 1% of our net asset value, to be paid quarterly. For the year ended December 31, 2001, no such fees were accrued or paid. For the year ended December 31, 2000, we had incurred and paid $120,000 of such fees. For the year ending December 31, 1999, we had not paid or incurred any asset management fees. We may pay expenses associated with property acquisitions of up to .5% of the proceeds that we raise in this offering but in no event will we pay acquisition expenses on any individual property that exceeds 6% of its purchase price. Acquisition expenses totaling approximately $4,216,000 are included in the purchase prices we have paid for all our properties purchased through March 28, 2002. As of March 28, 2002, we had invested approximately $293,400,000 in properties that we purchased for an aggregate purchase price of approximately $725,400,000, and we had invested approximately $2,880,000 for an investment in a joint venture with the developer of a shopping center. After expenditures for organization and offering expenses and acquisition expenses, establishing appropriate reserves and the acquisition of the properties described above, as of March 28, 2002, we had net offering proceeds of approximately $77,300,000 available for investment in additional properties. As of March 28, 2002, we have committed to the acquisition of an additional $159,000,000 in properties. We believe we will have sufficient resources available from offering proceeds and financing proceeds to acquire these properties.